DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER
NA

9. SOLE DISPOSITIVE POWER
NA
____________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,338,400

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.55

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

322,000

8. SHARED VOTING POWER

20,000

9. SOLE DISPOSITIVE POWER
589,200
__________________________________________________________

10. SHARED DISPOSITIVE POWER
409,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
998,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.14%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

749,200

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER
339,700
__________________________________________________________

10. SHARED DISPOSITIVE POWER
409,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
749,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.11%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of AmeriVest Properties
Inc. ("AMV").The principal executive offices of AMV are located at 1780 South Bellaire Street, Suite 100, Denver, CO 80222.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Invetors, Phillip
Goldstein, 60 Heritage Drive, Pleasantville, NY 10570 and Andrew
Dakos, 43 Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm and a Principal of Bulldog Investors. Andrew Dakos is President of Elmhurst Capital,Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund. Mr. Dakos is also a principal of Bulldog Investors. Bulldog Investors is a group of private investment funds.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Mr. Phillip Goldstein and Mr. Dakos have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION

The reporting persons believe that the issuer's shares are significantly undervalued and urge management to promptly maximize shareholder value via a sale, merger, or full liquidation of the company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the 10Q filed on 11/4/2005 there were 24,111,000 shares outstanding as of 10/31/2005. The percentage set forth in this item (5a) was derived using such number.


Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own a total of 1,338,400 shares or 5.55 % of the outstanding shares.
Mr. Phillip Goldstein is deemed to be the beneficial owner of 998,700 shares of AMV or 4.14% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 749,200 shares of AMV or 3.11% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 589,200 shares and jointly with Mr. Dakos for 409,500 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 322,000 shares and jointly for 15,000 shares. Power to dispose of securities resides solely with Mr. Dakos for 339,700 shares and power to vote securities resides solely with Mr. Dakos for 749,200 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

Phillip Goldstein
1/30/06            600 @ 4.6
1/27/06            55800 @ 4.59
1/26/06            1100 @ 4.45, 1000 @ 4.46 and 400 @ 4.5
1/25/06            1000 @ 4.48
1/23/06            58800 @ 4.38
12/15/05    13500 @ 4.06
12/14/05    54000 @ 4.08
12/12/05    42400 @ 4.08
12/9/05            53100 @ 4.08
12/8/05            19900 @ 4
12/7/05            80000 @ 4.05
12/2/05            12000 @ 4.08

Andrew Dakos
1/30/2006      900 4.6

1/30/2006      100 4.53
1/27/2006      16000    4.6
1/27/2006      50004.6
12/30/2005     10004.15
12/28/2005     70004.1
12/29/2005     10000    4.144
12/28/2005     40004.13
12/14/2005     3,000.00 4.04
12/14/2005     50004.02
12/13/2005     22000    4.05
12/6/2005      2,000.00 4.06
12/6/2005      5,000.00 4.11
12/6/2005      8,000.00 4.12
12/6/2005      28,700.004.09
12/6/2005      18,000.004.1
12/6/2005      30,500.004.08
12/2/2005      12004.07
12/5/2005      25000    4.0986


d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/2/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of AMV.

Dated: 2/2/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos